UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Lundin Mining Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

550372106

(CUSIP Number)

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 550372106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 96,997,492(1)
8. Shared Voting Power 83,268,355(2)
9. Sole Dispositive Power 96,997,492(1)
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,265,847(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 37.0%(4)
14.	Type of Reporting Person (See Instructions) CO

(1).	Represents common shares of Lundin Mining Corporation (“Lundin”) that HudBay Minerals Inc. (“HudBay”) has acquired in accordance with the Subscription Agreement.
(2).	Represents common shares of Lundin that are subject to separate voting agreements, each dated November 21, 2008, between HudBay and each of 1875 Finance SA, Abalone Capital Ltd., Ellegrove Capital Ltd., Lorito Holdings Ltd., Zebra Holding and Investments Ltd., Brian Edgar, Lukas Lundin, David Mullen, Dale Peniuk, Anthony O’Reilly, William Rand, and Phillip Wright (together, the “Shareholders”) regarding shares beneficially owned or deemed owned by the Shareholders (the “Voting Agreements”). This Schedule 13D shall not be construed as an admission by HudBay that HudBay is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the common shares of Lundin covered by the Voting Agreements.
(3).	Includes 83,268,355 common shares of Lundin beneficially owned or deemed to be beneficially owned by the Shareholders and subject to the Voting Agreements.
(4).	Based on 390,436,279 common shares of Lundin outstanding as represented by Lundin in the Arrangement Agreement, and the issuance of 96,997,492 common shares of Lundin on December 11, 2008 pursuant to the Subscription Agreement, as described below, and the exercise of 666,666 options for common shares of Lundin held by Phillip Wright.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 1, 2008 (the “Schedule 13D”), with respect to the common shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), previously filed by HudBay Minerals Inc. (“HudBay”). The Common Shares to which this Amendment relates are held directly by HudBay. This Amendment is being filed to update the Schedule 13D in light of recent events.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Purpose of the Transaction

On December 11, 2008 Lundin issued 96,997,492 Common Shares to HudBay pursuant to the Subscription Agreement at C$1.40 per share for total gross proceeds to Lundin of C$135,796,488.80, representing a 19.9% interest in Lundin after the issuance. As a result of the issuance, the loan to Lundin, contemplated by the Letter Agreement dated November 21, 2008, was not completed and the Letter Agreement has been terminated without penalty by mutual agreement.

Item 5.	Interest in Securities of the Issuer

HudBay has acquired 96,997,492 Common Shares in accordance with the Subscription Agreement and is therefore the direct owner of such Common Shares.

Set forth in Schedule II hereto are the number and percentage of Common Shares beneficially owned or deemed to be beneficially owned by each of the directors and officers of HudBay as at December 11, 2008.

Schedule II

Name	Number of Common Shares Beneficially Owned		Percentage of Common Shares Beneficially Owned
Directors
M. Norman Anderson	—		—
Allen J. Palmiere	—		—
Dr. Lloyd Axworthy	—		—
Colin K. Benner	50,668		*
John H. Bowles	—		—
Donald K. Charter	154,224	(1)	*
Ronald P. Gagel	—		—
R. Peter Gillin	—		—
Officers
Michael D. Winship	—		—
David S. Bryson	—		—
Alan T.C. Hair	—		—
H. Maura Lendon	—		—
Tom A. Goodman	—		—
Brad W. Lantz	—		—
Total	204,892		*	%

*	Less than 0.1%
(1)	Includes 11,424 Common Shares and 142,800 options for Common Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

HudBay Minerals Inc.

By:	/s/ David S. Bryson
Name:	David S. Bryson
Title:	Vice President, Finance and Chief Financial Officer